EXCEED COMPANY LTD.

NOTICE OF ANNUAL GENERAL MEETING

Date:	June 21, 2011

Time:	10 a.m. (Beijing Time)

Place:	Macro Polo Hotel Jinjiang, Sunshine East Street, Qing Yang Town, Jinjiang, Fujian, China

Matters to be voted on:

1.
Adoption of the annual report and audited financial statements for the year ended December 31, 2010 and the inclusion thereof in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission;

2.	Ratification of the selection of independent registered public accounting firm; and

3.	To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Only shareholders of record in the books of Exceed Company Ltd. (the “Company”) at the close of business on April 20, 2011 are entitled to receive notice of, and to vote at, this meeting or any adjourned or postponed meeting thereof.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his/her/its place. A proxy does not need to be a shareholder of the Company. A form of proxy is enclosed.

Shareholders are requested to complete, date, sign and return the enclosed proxy form to reach the Company as promptly as possible but not later than 48 hours prior to the Annual General Meeting or adjourned meeting at which the proxy is to be used. The giving of such proxy will not affect your right to vote in person should you decide to attend the Annual General Meeting or adjourned meeting.

The Company’s annual report on Form 20-F as well as other documents prepared in connection with the annual general meeting can be obtained from the Company’s website at www.exceedsports.cn.

You may also request a copy by emailing to ir@xdlong.cn.

By Order of the Board of Directors

Lin Shuipan
Chairman and Chief Executive Officer
May 31, 2011